Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-162326) and related prospectus of SuccessFactors, Inc. for the registration of shares of its common stock, senior debt securities and subordinated debt securities and to the incorporation by reference therein of our reports dated February 26, 2009, with respect to the consolidated financial statements of SuccessFactors, Inc. and the effectiveness of internal control over financial reporting of SuccessFactors, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Francisco, California
October 14, 2009